Exhibit 21

SUBSIDIARIES OF
APPLE COMPUTER, INC.*

Name	Jurisdiction of Incorporation
Apple Operations International (formerly Apple Computer Inc. Limited)	Ireland
Apple Operations Europe (formerly Apple Computer Limited)	Ireland
Apple Computer International	Ireland
Braeburn Capital, Inc.	United States

*                    Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Computer, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.